UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

December 13, 2017

YANDEX N.V.

Schiphol Boulevard 165

1118 BG Schiphol

Netherlands

+31 (0)20 206 6970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant's Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X Form 40-F   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On December 12, 2017, Yandex N.V. (“Yandex”) and its wholly owned subsidiary Yandex.Market B.V. entered into a subscription agreement (the “Subscription Agreement”) with Public Joint Stock Company “Sberbank of Russia” (“Sberbank”).

Pursuant to the Subscription Agreement, Sberbank or its affiliate will subscribe for new ordinary shares of Yandex.Market for 30 billion rubles (approximately $500 million).  Immediately following the closing of the transaction, Yandex and Sberbank will each own approximately 45% of the issued shares in the capital of Yandex.Market (on a fully diluted basis); 10% will be held by an equity incentive foundation to facilitate current and future equity ownership by management and employees of Yandex.Market. The Subscription Agreement contains warranties, indemnities and covenants customary for a transaction of this nature.

Yandex.Market will engage in e-commerce, with a core focus on a B2C online retail marketplace.  In the Russian Federation, other CIS states, Baltics states and Georgia, the principal shareholders will engage in the core business solely through Yandex.Market.

At closing, Yandex, Sberbank and Yandex.Market, among others, will enter into a shareholders’ agreement (the “Shareholders’ Agreement”) in respect of the governance and operation of Yandex.Market.  Pursuant to the Shareholders’ Agreement, the board of directors of Yandex.Market will have seven members:  three will be appointed by Yandex (one of whom will be independent of Yandex); three will be appointed by Sberbank (one of whom will be independent of Sberbank); and the fourth will initially be the Chief Executive Officer of Yandex.Market. Each principal shareholder will have protective rights customary for a joint venture of this nature. Both parties will agree to customary restrictions on transfer of their shares in Yandex.Market, as well as customary rights of first refusal, tag-along, drag along and public offering initiation. Yandex and Sberbank will also agree to certain restrictions on competition with Yandex.Market in the exclusive territories, as well as certain non-solicitation restrictions with respect to employees of Yandex.Market.

The Yandex group will continue to provide to Yandex.Market the rights to use the Yandex.Market brand, as well as technology, promotion and related services, all of which on arms’ length terms.  Sberbank or its affiliates will enter into an agreement with Yandex.Market to provide promotion and related services on arms’ length terms.

The transaction is not subject to the approval of the shareholders of either Yandex or Sberbank. The transaction is subject to customary closing conditions, including the regulatory approvals, and is expected to close in the first half of 2018.

A press release announcing the signing of this agreement is attached as Exhibit 99.1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YANDEX N.V.

Date: December 13, 2017By: /s/ Greg Abovsky

     Greg Abovsky

Chief Operating Officer and

     Chief Financial Officer

INDEX TO EXHIBITS

Number	Description
99.1	Press Release of Yandex N.V. dated December 13, 2017, announcing a binding subscription agreement with Sberbank of Russia in respect of Yandex.Market